UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 2, 2009

Commission File Number:  001-34395

 China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.
(Translation of Registrant’s name into English)

801 Block C, Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District
Beijing, 100022 PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☒

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Background

On June 25, 2009, Alyst Acquisition Corp. (“Alyst”) issued a press release announcing that on June 24, 2009, at a Special Meeting of Stockholders (the “Special Meeting”), approval was obtained for, among other things, the proposed business combination with China Networks Media, Ltd., a private British Virgin Islands (“BVI”) company with limited liability (“China Networks”), and the redomestication of Alyst to the BVI through a merger with its wholly-owned subsidiary, China Networks International Holding Ltd. (“CNIH”).

On June 25, 2009, pursuant to the terms of an Agreement and Plan of Merger, dated August 13, 2008, as amended (the “Merger Agreement”), Alyst merged with and into CNIH to effect the redomestication (the “Redomestication Merger”).  On June 26, 2009, China Networks Merger Co., Ltd., a wholly-owned British Virgin Islands subsidiary of CNIH (“China Networks Merger Co.”), merged with and into China Networks Media, resulting in China Networks Media becoming a wholly-owned subsidiary of CNIH (the “Business Combination”). The merger certificate relating to the Business Combination was accepted by the BVI Registrar of Companies on June 29, 2009, with effect from June 26, 2009.  On June 30, 2009, CNIH and Alyst issued a press release confirming the consummation of the Business Combination.  CNIH is the surviving entity of the foregoing transactions and, as a result of the transactions, qualifies as a foreign private issuer under U.S. federal securities laws.  A copy of each press release is attached hereto as Exhibits A and B, respectively, and incorporated herein by reference.

The Special Meeting

At the Special Meeting, of the 9,794,400 shares entitled to vote, 9,094,819 shares were present by proxy, constituting a quorum.  Of the votes cast, 6,941,979 were cast in favor of the Redomestication Merger proposal, 6,888,079 were cast in favor of the Business Combination proposal, 6,941,979 were cast in favor of adopting the 2008 Omnibus Securities and Incentive Plan (as discussed below), and 6,988,755 were cast in favor of the adjournment and postponement proposal. Holders of 2,146,156 shares of Alyst’s common stock elected to convert their common stock into their pro rata portion of Alyst’s trust account, at a conversion price of $7.85 per share of common stock.  Cash in the amount of approximately $16.9 million was paid to converting stockholders.  In addition, prior to the Special Meeting, Alyst entered into privately negotiated transactions to repurchase more than 71% of the common stock held by its public stockholders after the closing of the Business Combination for aggregate consideration of approximately $45 million, in order to ensure stockholder approval of the Redomestication Merger and Business Combination.

In connection with the approval of the Redomestication Merger and the Business Combination at the Special Meeting, Alyst’s stockholders also approved the adoption of CNIH’s 2008 Omnibus Securities and Incentive Plan, which provides for the grant of up to 2,500,000 ordinary shares of CNIH to directors, officers, employees and consultants of CNIH or its subsidiaries.

The Business Combination

At the closing of the Business Combination, CNIH issued to China Networks’ stockholders, in reliance upon available exemptions from the registration requirements of the Securities Act of 1933 (the “Securities Act”), aggregate merger consideration of 10,728,540 CNIH ordinary shares, which shares are subject to restrictions on resale.  In addition, pursuant to the terms of the Merger Agreement, China Networks’ stockholders are entitled to (i) $22,110,000 of proceeds from the future exercise of CNIH warrants, (ii) $7 million of proceeds payable to China Networks' stockholders, and (iii) deferred cash payments of up to $6,000,000 and deferred share payments of up to 9,000,000 ordinary shares of CNIH subject to the achievement of specified financial milestones set forth in the Merger Agreement.  The aggregate market value of the merger consideration, including the deferred portion, issued to China Networks (based upon the closing price of CNIH’s ordinary shares on the NYSE Amex on July 1, 2009, of $4.85 per share) was $130,793,419.

Upon consummation of the Business Combination, CNIH had outstanding 12,927,888 ordinary shares, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300 units, each unit containing one ordinary share and one warrant.  Of the outstanding ordinary shares, 10,728,540 are held by the former 29 common and preferred shareholders of China Networks, 1,750,000 are held by the Alyst’s initial 11 shareholders, 253,488 are held by the representatives of the IPO Underwriters, and the remaining 195,860 are held by Alyst’s former public shareholders.

Lock-up Agreements

On June 26, 2009, in connection with the Business Combination, CNIH and Alyst entered into a lock-up agreement with each of Mr. Shuangqing, Kerry Propper and MediaInv Ltd. (each, a “Principal Shareholder”).  Pursuant to the lock-up agreement, each Principal Shareholder has agreed that, without the prior written consent of CNIH, until the date that is six months after the effective date of the Business Combination (the “Trade Commencement Date”), each Principal Shareholder shall not offer, sell, contract to sell, gift, exchange, assign, pledge or otherwise encumber or dispose of his Surviving Corporation Shares (as defined in the lock-up agreement) (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Principal Shareholder, or any affiliate of the Principal Shareholder, other than CNIH, or any person in privity with the Principal Shareholder or any affiliate of the Principal Shareholder, other than CNIH), directly or indirectly, including the establishment or increase in a put equivalent position or liquidation or decrease in a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder (each of the foregoing referred to as a “Disposition”).  Thereafter, for a period of six months after the Trade Commencement Date, the Principal Shareholder shall not effect a Disposition of more than 50% of his Surviving Corporation Shares.  Thereafter, for a period of 12 months after the Trade Commencement Date, the Principal Shareholder shall not effect a disposition of more than 25% of his Surviving Corporation Shares.  The foregoing description of the lock-up agreements with Mr. Shuangqing, Mr. Propper and MediaInv Ltd. is summary in nature, and is qualified in its entirety by reference to the full text of the lock-up agreements, the form of which is appended hereto as Exhibit C and incorporated herein by reference.

Information About China Networks

The business of China Networks is described in the Proxy Statement/Prospectus, contained in the registration statement on Form S-4, File No. 333-157026 (the “S-4”), filed by CNIH with the SEC in connection with the Business Combination and related transactions, in the section entitled “Information About China Networks Media,” beginning on page 115, and is incorporated herein by reference.  All references in this Form 6-K to the Proxy Statement/Prospectus are to the final Proxy Statement/Prospectus that forms a part of CNIH’s S-4 as set out in the preceding sentence.  The Proxy Statement/Prospectus and the S-4 are publicly accessible, at no charge, on the SEC’s website at www.sec.gov.

Risk Factors

The risks associated with the business of China Networks and CNIH’s securities are described in the Proxy Statement/Prospectus in the section entitled “Risk Factors” beginning on page 16, which is incorporated herein by reference.

Financial Information

The financial information of Alyst/CNIH and China Networks are included in the Proxy Statement/Prospectus in the sections entitled “Selected Summary Historical Financial Information,” beginning on page 33, “China Networks Media’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 129, “Alyst’s Management’s Discussion and Analysis or Plan of Operation,” beginning on page 151 and “Index to Financial Statements,” beginning on page F-1, each of which is incorporated herein by reference.

In addition, Unaudited Pro Forma Financial Information reflecting the transactions relating to and including the Business Combination, as consummated, is set out in Annex 1 attached hereto and incorporated herein by reference.

Properties

The facilities of China Networks are described in the Proxy Statement/Prospectus in the section entitled “Information About China Networks Media – Facilities” on page 126, which is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of CNIH’s ordinary shares immediately following the Business Combination by each person who beneficially owns more than 5% thereof and each officer, each director and all officers and directors as a group.

Name of Beneficial Owner	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares
MediaInv Ltd. (1)	7,311,405	56.5%
Kerry Propper	2,437,135	18.8%
Michael E. Weksel (2)	362,500	2.8%
Li Shuangqing	—	—
George Kaufman	—	—
Donald Quinby	—	—
Jian Ping Huang	—	—
May Huang	—	—
All Directors and Officers as a Group (7 persons) (3)	2,799,635	21.6%
____________
(1)  A BVI limited liability company and former principal shareholder of China Networks.

(2)  Includes 12,500 shares of common stock held by the Carina Heart Weksel Irrevocable Trust, a trust established for the benefit of Mr. Weksel’s daughter, of which Mr. Weksel and his wife are the sole trustees.

(3)  Includes Kerry Propper, Michael E. Weksel, Li Shuangqing, George Kaufman, Donald Quinby, Dr. Jian Ping Huang, and May Huang.

Directors and Executive Officers; Director Independence; Board Committees

The directors of CNIH following the consummation of the Business Combination are as follows:

Class A Directors:  May Huang and Donald Quinby
Class B Directors:  George Kaufman and Li Shuangqing
Class C Directors:  Kerry Propper, Jian Ping Huang and Michael E. Weksel

The term of the Class A directors expires at the first annual meeting of the Company’s stockholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting.

CNIH’s Chief Executive Officer (principal executive officer) and Chairman of the Board is Mr. Li Shuangqing; Michael E. Weksel is the Chief Financial Officer (principal financial and accounting officer).

Information on the directors and executive officers of CNIH is contained in the Proxy Statement/Prospectus in the section entitled “Directors and Management,” beginning on page 153, which is incorporated herein by reference.  In addition, certain key employees of China Networks following the consummation of the Business Combination are described in the Proxy Statement/Prospectus in the section entitled “Key Employees,” beginning on page 155, which is incorporated herein by reference.

Director Independence

The NYSE Amex requires that a majority of the board of directors be composed of “independent directors” as defined in Section 803A of the Exchange’s Company Guide, which generally is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities.  However, this requirement does not apply if the company is a “controlled company” as defined in Section 801(a) of the Company Guide.  In general, a “controlled company” is one in which more than 50% of the outstanding voting power is held by an individual, group or another company.  In respect of CNIH, MediaInv Ltd. holds approximately 56.5% of the outstanding voting power and, consequently, the Board of Directors consider CNIH a “controlled company” for purposes of NYSE Amex corporate governance requirements.  Notwithstanding the foregoing, the Board of Directors considers that the following individuals are “independent directors” under section 803A of the Company Guide:  George Kaufman, Donald Quinby, Jian Ping Huang and May Huang.

Board Committees

CNIH has established the following committees of the Board of Directors, the initial members of which are set out below:

Audit Committee:	Jian Ping Huang (Chairman), Donald Quinby and May Huang.

Norminating and Corporate Governance Committee:	Donald Quinby (Chairman) and Jian Ping Huang

Compensation Committee:	George Kaufman (Chairman), Jian Ping Huang and Donald Quinby

May Huang is considered “financially sophisticated” under Section 803B(2) of the NYSE Amex Company Guide and an “audit committee financial expert” under applicable SEC rules and regulations.

Each of the foregoing committees will operate under the respective committee charter previously adopted by Alyst until such committees have the opportunity to consider any changes thereto that they may deem appropriate.

Executive Compensation

The executive compensation of the executive officers and directors is described in the Proxy Statement/Prospectus in the sections entitled “Directors and Management – Director Compensation, ” beginning on page 158, and “Directors and Management – Executive Compensation,” beginning on page 159, respectively, each of which is incorporated herein by reference.

Certain Relationships and Related Transactions

The description of certain relationships and related transactions are described in the Proxy Statement/Prospectus in the section entitled “Certain Relationships and Related Transactions,” beginning on page 161, which is incorporated herein by reference.

Legal Proceedings

The legal proceedings of CNIH’s predecessor-in-interest, Alyst, are described in the Proxy Statement/Prospectus in the section entitled “Information About Alyst – Legal Proceedings” on page 150, which is incorporated herein by reference.

Market Price of CNIH’s Common Equity; Dividends

CNIH’s ordinary shares and warrants began trading on the NYSE Amex on June 25, 2009, under the symbols CNR and CNR.W, respectively.  The closing price per share of CNIH’s ordinary shares as reported on the NYSE Amex on July 1, 2009 was $4.85.

As described under “Price Range of Securities and Dividends – Alyst” on page 55 of the Proxy Statement/Prospectus, which section is incorporated herein by reference, there can be no assurance that CNIH will meet the listing requirements of the NYSE Amex as a result of the transactions relating to the Business Combination.  If CNIH is unable to meet such requirements, the NYSE Amex may initiate de-listing proceedings, which CNIH would expect to appeal if deemed in the best interests of the Company and its shareholders.  In the event of a de-listing, CNIH’s securities would become eligible for quotation in the OTC Bulletin Board until such time as CNIH was able to meet the listing requirements of a recognized national exchange.  Given the limited number of freely tradable ordinary shares following the Business Combination, there can be no assurance that a liquid trading market will develop for CNIH’s securities in the near term or at any time.

Dividends

The payment of dividends by CNIH in the future will be contingent upon revenues and earnings, if any, capital requirements and the general financial condition of the combined entity following the Business Combination.  The payment of any dividends will be within the sole discretion of the Board of Directors.  It is the present intention of the Board of Directors to retain all earnings, if any, for use in business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.  Loans or credit facilities may also limit CNIH’s ability to pay dividends.

Recent Sales of Unregistered Securities

As discussed above under “The Business Combination,” CNIH issued China Networks’ stockholders 10,728,540 ordinary shares on or about June 26, 2009, in reliance upon the exemption from the registration requirements provided in Section 4(2) of and Regulation S under the Securities Act.

In connection with the consummation of the Business Combination, on or about June 26, 2009, CNIH issued 253,488 ordinary shares to the representatives of Alyst’s IPO Underwriters, representing the deferred commission and non-accountable expense allowance due from the initial public offering pursuant to the Underwriting Agreement, dated as of June 28, 2007 and amended on June 11, 2009 (the “Underwriting Agreement”).  Such shares were issued in transactions exemption from the registration requirements of the Securities Act in reliance upon Section 4(2) thereof, and are entitled to “piggy-back” registration rights.

On July 21, 2008, China Networks Media issued an aggregate of $27,990,200 in promissory notes and 980,000 class A preferred shares, with a par value of $0.0001 to 27 investors in exchange for proceeds of $28,000,000.  The description of such financing is contained in the Proxy Statement/Prospectus in the section entitled “China Networks Media Limited’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” beginning on page 146, which is incorporated herein by reference.  In connection with the consummation of the Business Combination, the class A preferred shares were exchanged for 980,000 ordinary shares of CNIH in transactions exempt from the registration requirements of the Securities Act, in reliance upon Section 4(2) thereof and Regulation S thereunder.

Description of CNIH’s Securities

The description of CNIH’s ordinary shares, preferred shares and warrants are described in the Proxy Statement/Prospectus in the section entitled “Description of CN Holdings Securities Following the Business Combination,” beginning on page 173, which is incorporated herein by reference.

Indemnification of Directors and Officers

Information about the indemnification of CNIH’s directors and officers is described in the Proxy Statement/Prospectus in the sections entitled “The Redomestication Proposal – Differences of Stockholder Rights,” beginning on page 173, and “The Redomestication Proposal – Indemnification of Officers and Directors,” on page 106, and under Item 20 of Part II of Amendment No. 5 to CNIH’s S-4, as filed with the SEC on May 29, 2009, each of which is incorporated herein by reference.

Changes in Registrant’s Certifying Accountant

In connection with the completion of the Business Combination, the Audit Committee of the Board of Directors of CNIH has appointed UHY LLP as its principal reporting accountant and auditor, with immediate effect, for the year ending December 31, 2009. UHY LLP has served to date as the principal reporting accountant and auditor for China Networks. The engagement of Alyst’s reporting accountants and auditors, Marcum & Kliegman LLP, expired upon the consummation of the Business Combination.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The Memorandum and Articles of Association of CNIH were amended and restated on June 24, 2009 to include protective provisions substantially identical to those contained in Alyst’s Amended and Restated Certificate of Incorporation at the time of its initial public offering, including the formation of a staggered board of directors with three classes, each with a term of three years.  There are no material differences between the provisions of Alyst’s Amended and Restated Certificate of Incorporation and CNIH Amended and Restated Memorandum and Articles of Association, although the number of authorized shares increased to 75 million in order to effect the transactions contemplated by the Merger Agreement and to have sufficient shares available for other corporate purposes.  A copy of the Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit D.

The Audit Committee of the Board of Directors of CNIH adopted resolutions following the Business Combination, which have been ratified by the Board, to change with immediate effect the Company’s fiscal year to the 12-month period ending December 31 of each year, instead of June 30, to coincide with that of China Networks.  As a result, CNIH’s current fiscal year will end on December 31, 2009.

Change in Shell Company Status

As a result of the Business Combination, which fulfilled the definition of “Business Combination” as required by Alyst’s Amended and Restated Certificate of Incorporation, CNIH (as Alyst’s successor-in-interest) is no longer a shell company.

List of Exhibits Following Signature Page

Exhibit A	Press Release, dated June 25, 2009
Exhibit B	Press Release, dated June 30, 2009
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Amended and Restated Memorandum and Articles of Association, as filed June 24, 2009
Annex 1	Unaudited Pro Forma Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

By:	/s/ Michael E. Weksel
Name: Michael E. Weksel
Title: Chief Financial Officer

July 2, 2009

Exhibit A

ALYST ACQUISITION CORP. STOCKHOLDERS APPROVE BUSINESS COMBINATION WITH
CHINA NETWORKS MEDIA, LTD.

NEW YORK, June 25/PRNewswire-FirstCall/(NYSE Amex: AYA) -- China Networks International Holdings, Ltd., a British Virgin Islands company (“CN Holdings”) and Alyst Acquisition Corp., a special purpose acquisition company (“Alyst”), today announced that Alyst’s stockholders approved its proposed business combination with China Networks Media, Ltd., a British Virgin Islands company.  Alyst anticipates the acquisition will close on Friday June 26, 2009 or Monday June 29, 2009.  In connection with the business combination, Alyst redomesticated to the British Virgin Islands through a merger with its wholly-owned subsidiary, CN Holdings, effective June 24, 2009.  CN Holdings became the surviving entity and its ordinary shares, units and warrants will continue to trade on the NYSE Amex under CNR, CNR.U and CNR.W, respectively.

The business combination was approved by the holders of 6,888,079 common shares, representing 75.7% of the outstanding shares of common stock of Alyst.  The holders of 2,146,156 common shares of Alyst elected to exercise their rights to convert their shares into cash, and will receive proceeds from Alyst’s trust of $7.85 in cash per converted share of common stock.

About China Networks Media

China Networks Media is a television advertising company formed in 2007 for the purpose of investing in, consolidating, expanding and streamlining PRC television advertising assets in partnership with municipal and provincial level TV stations. In June 2008, CN Media raised $28 million in a private placement for the consolidation and operation of the advertising operations of two television stations: Kunming and Yellow River.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about Alyst and CN Media and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of Alyst’s, CN Holdings’ and China Networks Media’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. CN Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, please contact:
Alyst Acquisition Corp.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

SOURCE:  Alyst Acquisition Corp.

Exhibit B

CHINA NETWORKS INTERNATIONAL HOLDINGS AND ALYST ACQUISITION CORP. CLOSE
BUSINESS COMBINATION WITH CHINA NETWORKS MEDIA

NEW YORK, June 30/PRNewswire-FirstCall/ -- China Networks International Holdings, Ltd., a British Virgin Islands company (“CN Holdings”) (NYSE Amex: CNR) and Alyst Acquisition Corp., a special purpose acquisition company (“Alyst”), today announced that they completed both the previously announced redomestication merger of Alyst in the British Virgin Islands by merging Alyst with and into CN Holdings and the subsequent business combination merger of CN Holdings’ subsidiary with China Networks Media, Ltd. (“CN Media”), a joint-venture provider of broadcast television services in the People’s Republic of China (“PRC”).  Chardan Capital Markets, LLC acted as M&A Advisor to Alyst in the merger.

Both the redomestication merger and the business combination merger were approved by the stockholders of Alyst at a special meeting on June 24, 2009.  The final step of the transaction, the closing of the business combination merger, occurred today immediately upon the confirmation by British Virgin Island authorities of the acceptance of the Articles and Plan of Merger effecting the business combination merger.  Holders of over 70% of Alyst’s common stock voted in favor of the transaction.  Initially, the ordinary shares, units and warrants of CN Holdings will continue to be traded on the NYSE Amex under the ticker symbols CNR, CNR.U and CNR.WS, respectively.  Additional information concerning the conversion of Alyst securities to CN Holdings securities can be found in the registration statement on Form S-4/A filed by CN Holdings with the SEC on May 29, 2009.  This information is also available in the Alyst definitive proxy statement/prospectus mailed to its stockholders on or around June 1, 2009.

Li Shuangqing, Chairman and Chief Executive Officer of China Networks continued, “We are very pleased to have been able to bring this merger to completion and we are grateful to the many people and investors who supported us in this effort.  We look forward to growing this company and creating stockholder value in the process.”

In addition to approving the redomestication merger and the business combination merger, Alyst stockholders also approved the 2009 Omnibus Securities and Incentive Plan, pursuant to which the directors, officers, employees and consultants of CN Holdings or its subsidiaries may be granted options to purchase up to 2,500,000 ordinary shares of CN Holdings.

A total of 2,146,156 shares issued in Alyst’s initial public offering were cast in opposition to the business combination and elected to be converted into a pro rata portion of the proceeds from the initial public offering held in trust, representing less than 30% of the shares issued in the initial public offering.  Cash in the amount of approximately $16,850,235 (representing $7.85 per share) will be paid to these stockholders.

About China Networks Media

China Networks Media is a television advertising company formed in 2007 for the purpose of investing in, consolidating, expanding and streamlining PRC television advertising assets in partnership with municipal and provincial level TV stations. In June 2008, CN Media raised $28 million in a private placement for the consolidation and operation of the advertising operations of two television stations: Kunming and Yellow River.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about Alyst and CN Media and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of Alyst’s, CN Holdings’ and China Networks Media’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. CN Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, please contact:

China Networks International Holdings, Ltd.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

SOURCE China Networks International Holdings, Ltd.

Exhibit C

FORM OF LOCK-UP AGREEMENT

June 26, 2009

China Networks International Holdings, Ltd.
233 East 69th Street, #6J
New York, New York 10021

Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, New York 10021

Re:
Agreement and Plan of Merger, dated August 13, 2008, by and among Alyst Acquisition Corp. (the “Company”), China Networks International Holdings, Ltd. (“CN Holdings”), China Networks Media, Ltd., China Networks Merger Co., Ltd., Mr. Li Shuangqing, Kerry Propper and MediaInv Ltd., as amended (the ‘‘Agreement’’)

Ladies and Gentlemen:

Defined terms not otherwise defined herein (the “Letter Agreement”) shall have the meanings set forth in the Agreement.  Pursuant to Section 2.14 of the Agreement and in satisfaction of a condition of the Company’s and CN Holdings’ obligations under the Agreement, the undersigned irrevocably agrees with the Company and CN Holdings that until the six (6) month anniversary of the Business Combination Effective Time (the “Trade Commencement Date”) (the “First Restricted Period”) he shall not offer, sell, contract to sell, gift, exchange, assign, pledge or otherwise encumber or dispose of his Surviving Corporation Shares received in connection with the Agreement on the Closing Date (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Principal Shareholder or any affiliate of Principal Shareholder, other than CN Holdings, or any person in privity with Principal Shareholder or any affiliate of Principal Shareholder, other than CN Holdings), directly or indirectly, including the establishment or increase in a put equivalent position or liquidation or decrease in a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder (each of the foregoing referred to as a “Disposition”).  Thereafter, for a period of six (6) months after the Trade Commencement Date (the “Second Restricted Period”), the undersigned irrevocably agrees with the Company and CN Holdings not to effect a Disposition of more than fifty percent (50%) of his Surviving Corporation Shares received in connection with the Agreement on the Closing Date.  Thereafter, for a period of twelve (12) months after the Trade Commencement Date (the “Third Restricted Period” and, together with the First Restricted Period and the Second Restricted Period, the “Restricted Period”), the undersigned irrevocably agrees with the Company and CN Holdings not to effect a Disposition of more than 25% of his Surviving Corporation Shares received in connection with the Agreement on the Closing Date.

The foregoing restriction is intended to preclude the Principal Shareholder from engaging in any hedging transaction, which is designed to or is reasonably expected to lead to or result in such a Disposition during such periods even if the relevant Surviving Corporation Shares would be disposed of by someone other than the Principal Shareholder.  In order to enforce this covenant, the Company or CN Holdings, as applicable, will impose, on or before the Closing Date, irrevocable stop-transfer instructions preventing the Company’s or CN Holdings’, respectively, transfer agent from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, nothing in the Agreement or this Letter Agreement shall prevent the Principal Shareholder from negotiating the sale of Surviving Corporation Shares where neither the obligation to sell nor the obligation to buy become binding until the Trade Commencement Date, subject to the limitation on the number of Surviving Corporation Shares the Principal Shareholder is permitted to dispose of during the Restricted Period; and further, the Principal Shareholder may effect a Disposition of Surviving Corporation Shares pursuant to a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee if such pledgee agrees that it will under no circumstances foreclose with respect to such Surviving Corporation Shares until after the Trade Commencement Date, subject to the limitation on the number of Surviving Corporation Shares the Principal Shareholder is permitted to dispose of during the Restricted Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company and CN Holdings to complete the transaction contemplated by the Agreement and that the Company and CN Holdings shall be entitled to specific performance of my obligations hereunder.  The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of the Company, CN Holdings and the undersigned.  This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.  The undersigned hereby irrevocably submit to the exclusive jurisdiction of any court located within the State of Delaware in connection with any matter based upon or arising out of this Letter Agreement or the matters contemplated herein, agrees that process may be served upon him in any manner authorized by the laws of the State of Delaware for such person and waives and covenants not to assert or plead any objection which he might otherwise have to such jurisdiction and such process.

By its signature below, each of the Company and CN Holdings acknowledges and agrees that it will instruct its transfer agent, as applicable, to place an irrevocable stop transfer instruction on all Securities beneficially owned by the undersigned until the end of the Restriction Period.  This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Surviving Corporation Shares and any such successor or assign shall enter into a similar agreement for the benefit of the Company and CN Holdings.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

[Principal Shareholder]

Address for Notice:

_______________________________

_______________________________

_______________________________
Number of Ordinary Shares

By signing below, the Company and CN Holdings agree to enforce the restrictions on transfer set forth in this Letter Agreement.

ALYST ACQUISITION CORPORATION

By:          _______________________________
Name:
Title:

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

By:          _______________________________
Name:
Title:

Exhibit D

British Virgin Islands

The BVI Business Companies Act
(No. 16 of 2004)

Memorandum and Articles of Association

of

China Networks International Holdings Ltd.

Incorporated this 17th day of April 2008

Amended and Restated the 1st day of May 2008

Amended and restated the 24th day of June 2009

Maples Finance BVI Limited

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Networks International Holdings Ltd.

1	Company Name

1.1	The name of the Company is China Networks International Holdings Ltd.

1.2
The directors or members may from time to time change the Company's name by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.

1.3
A change of name of the Company shall constitute an amendment of the Memorandum and Articles and in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to the Memorandum and Articles must be complied with.

2	Company Limited by Shares, Liability of Members

2.1	The Company is a company limited by shares.

2.2	The liability of each member is limited to the amount from time to time unpaid on that member's shares.

3	Registered Office

3.1	The first registered office of the Company will be situated at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

3.2
The directors or members may from time to time change the Company's registered office by Resolution of Directors or Resolution of Members, provided that the Company's registered office shall at all times be the office of the registered agent.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.

4	Registered Agent

4.1	The first registered agent of the Company will be Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

4.2
The directors or members may from time to time change the Company's registered agent by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3
If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

5	General Objects and Powers

5.1
Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.

5.2	The Company has no power to:

(a)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(b)	carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed or authorised to do so under the Insurance Act, 1994;

(c)	carry on the business of company management unless it is licensed to do so under the Companies Management Act, 1990;

(d)
carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands unless it is licensed to do so under the Banks and Trust Companies Act, 1990; or

(e)	carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed to do so under the Mutual Funds Act, 1996.

5.3	Without limiting the foregoing, the powers of the Company include the power to do the following:

(a)	grant options over unissued shares in the Company and treasury shares;

(b)	issue securities that are convertible into shares;

(c)	give financial assistance to any person in connection with the acquisition of the Company's own shares;

(d)	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;

(e)	guarantee a liability or obligation of any person and secure any of its obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and

(f)
protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.

6	Maximum Number of Authorised Shares

6.1	The Company is authorised to issue a maximum of 75,000,000 shares of one class with a par value of US$0.0001 each divided into the following classes of shares:

(a)	74,000,000 ordinary shares of US$0.0001 par value each; and

(b)	1,000,000 preferred shares of US$0.0001 par value each.

6.2
The directors or members may from time to time by Resolution of Directors or Resolution of Members increase the maximum number of shares the Company is authorised to issue, by amendment to the Memorandum in accordance with the provisions below.

7	Rights Conferred by Shares

7.1	Each share in the Company confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

7.2
If at any time the Company is authorised to issue shares of more than one class the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.

7.3
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7.4
The directors may, subject to the Act, by amending this Memorandum and/or the Articles, determine the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences that any Preferred Share issued by the Company confers on the holder.

8	Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares.  Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9	Amendments to the Memorandum and Articles

9.1
Subject to the provisions of the Act, the directors or members may from time to time amend the Memorandum or Articles by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

9.2	The directors shall not have the power to amend the Memorandum or Articles:

(a)	to restrict the rights or powers of the members to amend the Memorandum or Articles;

(b)	to change the percentage of members required to pass a resolution to amend the Memorandum or Articles; or

(c)	in circumstances where the Memorandum or Articles cannot be amended by the members.

(d)	A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.

(e)
An amendment to the Memorandum or Articles which would have the effect of varying the rights of the holders of a class of shares may only be made in accordance with the provisions of the Memorandum and Articles relating to the variation of class rights.

10	Definitions and Interpretation

10.1	In this memorandum of association and the attached articles of association:

"Act"	means the BVI Business Companies Act, 2004;
"Articles"	means the Company's articles of association as attached to this Memorandum, and "Article" shall be construed accordingly;
"Memorandum"	means this, the Company's memorandum of association;
"Registrar"	means the Registrar of Corporate Affairs appointed under the Act;
"Resolution of Directors"
means a resolution by the majority of the directors of the Company passed either at a meeting of directors, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles;

"Resolution of Members"
means a resolution by the members holding a majority of the voting rights in respect of such resolution passed either at a meeting of members, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles; and

"Written Resolution"
means a resolution of members or directors (as applicable) consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.  A Written Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members or directors (including directors' alternates) (as applicable).  A Written Resolution shall be passed if so consented by a majority of those members or directors (including directors' alternates) (as applicable) entitled to vote on the resolution.

10.2	In the Memorandum and Articles:

(a)
words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

(b)	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(c)	the headings are for convenience only and shall not affect the construction of the Memorandum or Articles;

(d)	reference to a thing being "written" or "in writing" includes all forms of writing, including all electronic records which satisfy the requirements of the Electronic Transactions Act, 2001;

(e)
reference to a thing being "signed" or to a person's "signature" shall include reference to an electronic signature which satisfies the requirements of the Electronic Transactions Act, 2001, and reference to the Company's "seal" shall include reference to an electronic seal which satisfies the requirements of the Electronic Transactions Act, 2001.

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 17th day of April 2008.

Incorporator

(Sgd.) Clinton Hempel
________________________________
Clinton Hempel
Authorised Signatory
Maples Finance BVI Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

China Networks International Holdings Ltd.

1	Share Certificates

1.1	Every person whose name is entered as a member in the share register, being the holder of registered shares, shall without payment be entitled to a share certificate in the following circumstances:

(a)	on the issuance of such shares to such member;

(b)	on the transfer of such shares to such member;

(c)	on a re-designation or conversion of such shares with the effect that the certificate previously issued no longer properly describes such shares; and

(d)	at the discretion of the directors (who may levy a reasonable charge), on notice to the Company of a change of name of the member.

1.2
Such certificate shall be signed by a director or under the common seal of the Company (which the registered agent of the Company is authorised to affix to such certificate) with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof (if the Company is authorised at the relevant time to issue shares with a par value), provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all

1.3
If a certificate is worn out or lost it may, subject to the prior written consent of any mortgagee or chargee whose interest has been noted on the register of members, be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require.  Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

2	Issue of Shares

2.1
Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value (if any) of the shares being disposed of, and upon such terms and conditions as the directors may determine.  Such consideration may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

(a)	the amount to be credited for the issue of the shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

2.2
Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.  At any time after the consummation of a Business Combination (as defined in these Articles), the directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the Company on such terms as it may from time to time determine.  Notwithstanding the foregoing, the directors may issue options, warrants or convertible securities in connection with the Company’s initial public offering.

2.3	The Company may issue bonus shares, partly paid shares and nil paid shares.

2.4	The directors may redeem any share issued by the Company at a premium.

2.5
Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles.

2.6
Except as required by the Act, and notwithstanding that a share certificate may refer to a member holding shares "as trustee" or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

3	Forfeiture of Shares

3.1
The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call ("Notice of Call") specifying a date for payment to be made.  The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.2
Where a written Notice of Call has been issued under the foregoing Article and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates.  The Company is under no obligation to refund any moneys to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1
Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.  The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee.  The instrument of transfer of a registered share shall be sent to the Company for registration.

4.2
Subject to the Memorandum of Association, these Articles and to Section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.  Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay.   Notwithstanding anything contained in the Memorandum or Articles, the directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is:

(a)	to any mortgagee or chargee whose interest has been noted on the register of members;

(b)	by any such mortgagee or chargee, pursuant to the power of sale under its security; or

(c)	by any such mortgagee or chargee in accordance with the terms of the relevant security document.

4.3	The transfer of a registered share is effective when the name of the transferee is entered in the register of members.

5	Mortgages of Shares and Charges over Shares

5.1	Members may mortgage or create a charge or other form of security over their shares.

5.2	The directors shall, at the written request of a member who has mortgaged or created a charge over his shares, enter in the register of members of the Company:

(a)	a statement that such shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee (where such information has been stated by the member); and

(c)	the date on which the statement and name are entered in the register of members.

6	Transmission of Shares

6.1
Subject to Sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a)
a grant of probate of the deceased's will, or grant of letters of administration of the deceased's estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member's estate;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	upon production of any other reasonable evidence of the applicant's beneficial ownership of, or entitlement to the shares,

to the Company's registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director of the Company and/or entered in the share register as the legal and/or beneficial owner of the shares.

6.2	Without limiting the foregoing, the production to the Company of any document which is reasonable evidence of:

(a)
a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor (or analogous position in the relevant jurisdiction), of a deceased member;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	the applicant's legal and/or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is resident and/or domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter.  For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice.  The directors may also require an indemnity to be given by the executor, administrator, guardian, trustee in bankruptcy or the applicant.

6.3
Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors.  An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

6.4
Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

6.5	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

7	Acquisition of Own Shares

7.1
Subject to Article 27 of these Articles, the directors may, on behalf of the Company, purchase, redeem or otherwise acquire any of the Company's own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares.  Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7.2
The directors shall not, unless permitted pursuant to the Act, purchase, redeem or otherwise acquire any of the Company's own shares unless immediately after such purchase, redemption or other acquisition:

(a)	the value of the Company's assets exceeds it liabilities; and

(b)	the Company is able to pay its debts as they fall due.

7.3	Sections 60 and 61 of the Act shall not apply to the Company.

8	Treasury Shares

8.1
Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

8.2	The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine.

9	Notice of Meetings of Members

9.1
The directors may convene meetings of the members of the Company at such times and in such manner and places (within or outside the British Virgin Islands) as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested. Meetings of members shall take place at least annually (the “Annual Meeting”).

9.2
Not less than seven (7) days' notice specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.  Notwithstanding the foregoing, a meeting of members held in contravention of the requirement to give notice is valid if members holding a ninety (90) percent majority of:

(a)	the total voting rights on all the matters to be considered at the meeting; or

(b)	the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part (unless such member objects in writing before or at the meeting).

9.3	The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

10	Proceedings at Meetings of Members

10.1
No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

10.2	A member of the Company shall be deemed to be present at a meeting of members if:

(a)	he or his proxy participates by telephone or other electronic means; and

(b)	all members and proxies participating in the meeting are able to hear each other.

10.3	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

10.4	A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

10.5
The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.  An instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy, but must be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity (other than one or more individuals holding as joint owner) in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.

10.6
At every meeting the members present shall choose someone of their number to be the chairman (the "Chairman").  If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman.

10.7
The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.8
At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority of those members (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)	by the Chairman; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote on such resolution.

10.9
Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.10
If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.  The demand for a poll may be withdrawn, at the discretion of the Chairman.

10.11	On a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution.

10.12
In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

10.13	Subject to the Memorandum or these Articles, an action that may be taken by members of the Company at a meeting of members may also be taken by Written Resolution.

10.14	If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

11	Jointly Held Shares

11.1	Where shares are registered in the names of joint owners:

(a)	each registered owner may be present in person or by proxy at a meeting of members and may speak as a member;

(b)	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

(c)
if two or more are present in person or by proxy, they must vote as one.  If more than one joint owner votes in person or by proxy at any meeting of members or by Written Resolution, the vote of the joint owner whose name appears first among such voting joint holders in the share register shall alone be counted.

12	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

13	Appointment and Removal of Directors

13.1	The first director or directors shall be appointed by the registered agent of the Company. Thereafter, the directors shall be appointed as follows:

(a)
subject to the provisions of Article 27, any existing director(s) shall be designated as a Class C Director for a term expiring at the Company's third Annual Meeting of Members. The Class C director shall then appoint additional Class A, Class B and Class C directors, as necessary. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Members, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Members and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Members. Commencing at the first Annual Meeting of Members, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of members after their election. Except as the Act may otherwise require, in the interim between annual meetings of members or special meetings of members called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director;

(b)
all directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified; and

(c)
following the consummation of a Business Combination, the directors shall be appointed and removed by resolution of directors or resolution of members for such terms as the directors or members may so determine.  Sections 114(2) and 114(3) of the Act shall not apply to the Company.

13.2
Except as the Act may otherwise require, newly created directorships and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining director.

13.3
A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

13.4	A person shall not be appointed as a director of the Company unless he has consented in writing to be a director.

13.5	Each director holds office until:

(a)
his disqualification to act as a director under Section 111 of the Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the Act);

(b)	his death;

(c)	his resignation; or

(d)	the effective date of his removal by Resolution of Directors or Resolution of Members.

13.6	The following are disqualified for appointment as the director of the Company:

(a)	an individual who is under 18 years of age;

(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act, 2003;

(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act, 2003; and

(d)	an undischarged bankrupt.

13.7
A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

13.8
The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members.  The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

14	Alternate and Reserve Directors

14.1
A director, by written instrument deposited at the registered office of the Company, may from time to time appoint another director or another person to be his alternate.  Every such alternate shall be entitled to be given notice of meetings of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present (and to vote on a Written Resolution) and generally at such meeting (or in connection with such Written Resolution) to have and exercise all the powers, rights, duties and authorities of the director appointing him.  Every such alternate shall be deemed to be an officer of the Company and shall not be deemed to be an agent of the director appointing him.  Unless stated otherwise in the notice of the appointment of the alternate, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director.  The remuneration of an alternate shall be payable out of the remuneration payable to the director appointing him, as agreed between such alternate and the director appointing him.  A director, by writing under his hand deposited at the registered office of the Company, may at any time vary or revoke the appointment of an alternate appointed by him.  If a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate.

14.2
Where the Company has only one member with voting rights who is an individual and that member is also the sole director of the Company (the "sole member/director"), that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company under section 111(1) of the Act as a reserve director of the Company to act in the place of the sole director in the event of his death.A person shall not be nominated as a reserve director unless he has consented in writing to be nominated as a reserve director. The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole member/director who nominated him:

(i)	he resigns as reserve director, or

(ii)	the sole member/director revokes the nomination in writing; or

(b)	the sole member/director who nominated him ceases to be the sole member/director of the company for any reason other than his death.

15	Duties of Directors and Conflicts of Interests

15.1	A director of the Company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the Company.

15.2
Notwithstanding the foregoing Article, if the Company is a wholly-owned subsidiary, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of that Company’s holding company (as defined in the Act) even though it may not be in the best interests of the Company.

15.3	A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or Articles.

15.4
A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

(a)	the nature of the Company;

(b)	the nature of the decision; and

(c)	the position of the director and the nature of the responsibilities undertaken by him.

15.5
A director of the Company, when exercising his powers or performing his duties as a director, is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

(a)	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

(b)	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

(c)	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority,

provided that the director:

(d)	acts in good faith;

(e)	makes proper inquiry where the need for the inquiry is indicated by the circumstances; and

(f)	has no knowledge that his reliance on the register of members or the books, records, financial statements and other information or expert advice is not warranted.

15.6
A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall approve.

15.7
A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company.  The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.  A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

15.8
No director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors.  For the purposes of this Article:

(a)	A director of the Company is not required to make such a disclosure if:

(i)	the transaction or proposed transaction is between the director and the Company; and

(ii)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

(b)
A disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.  Such a disclosure is not made to the board unless it is made or brought to the attention of every director on the board.

(c)	Subject to Section 125(1) of the Act, the failure by a director to comply with this Article does not affect the validity of a transaction entered into by the director or the Company.

15.9	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

16	Powers of Directors

16.1
The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of the Members, but no requirement made by Resolution of the Members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

16.2
If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

17	Delegation by the Board to Directors, Committees, Officers, Attorneys and Agents

17.1
The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.  Subject to the provisions of Section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit.  Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

17.2	The directors have no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or Articles;

(b)	to designate committees of directors;

(c)
to delegate powers to a committee of directors; (This and the preceding sub-Article do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee);

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan or merger, consolidation or arrangement;

(g)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

(h)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

17.3
Where the directors of the Company delegate their powers to a committee of directors, they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds that at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company by the Act.

17.4
The directors of the Company may, by Resolution of Directors, appoint officers of the Company at such times as shall be considered necessary or expedient.  The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter.

17.5
Any person may hold more than one office and no officer need be a director or member of the Company.  The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

17.6	Any officer who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

17.7
The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

17.8
The directors may appoint any person, including a person who is a director, to be an agent of the company.  An agent of the Company has such powers and authority of the directors, including the power and authority to affix the common seal of the Company, as are set forth in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or Articles;

(b)	to change the registered office or registered agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or to approve a liquidation plan;

(j)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test as stipulated in Section 56 of the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

17.9
Where the directors appoint any person to be an agent of the Company, they may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

17.10	The directors may at any time remove an agent and may revoke or vary a power conferred on him.

18	Proceedings of Directors

18.1
The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.  The meetings of the board of directors and any committee thereof shall be held at such place or places (within or outside the British Virgin Islands) as the directors shall decide.

18.2
A director may at any time summon a meeting of the directors.  A director shall be given not less than three (3) business days' (being full business days in the place of the director's residence) notice of a meeting of the directors, save that a meeting of directors held on less notice is valid if a majority of the directors entitled to vote at the meeting have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (unless he objects in writing before or at the meeting).

18.3	The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice shall not invalidate the meeting.

18.4
Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

18.5
A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-third of the total number of directors with a minimum of two (2).

18.6	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

18.7	A director of the Company shall be deemed to be present at a meeting of the board if:

(a)	he or his alternate participates by telephone or other electronic means; and

(b)	all directors and alternates participating in the meeting are able to hear each other.

18.8
The directors may elect a chairman (the "Chairman of the Board") of their meeting and determine the period for which he is to hold office.  If no such Chairman of the Board is elected, or if at any meeting the Chairman of the Board is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board for the meeting.  If the directors are unable to choose a Chairman of the Board, for any reason, then the longest serving director present at the meeting shall preside as the Chairman of the Board.

18.9	Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality in votes the Chairman of the Board shall have a second or casting vote.

18.10
A resolution approved by a majority of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of a Written Resolution shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

18.11
If the Company shall have only one director, the foregoing provisions for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors.  Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

19	Indemnification and Insurance

19.1
Subject to the provisions of the Act and the subsequent provisions of this Article, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company;  or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

19.2
This Article applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The Company shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect. A director acts in the best interests of the Company if he acts in the best interests of:

(a)	the Company’s holding company; or

(b)	a shareholder or shareholders of the Company;

in either case, in the circumstances specified in the sub-Articles below, as the case may be:

19.3
The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

19.4
Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with this Article.

19.5
Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with this Article and upon such other terms and conditions, if any, as the Company deems appropriate.

19.6
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

19.7
The Company may purchase and maintain insurance in relation to any person who is or was a director of the Company, or who at the request of the Company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the foregoing Article.

20	Company Seal and Entry into Contracts and Deeds

20.1
The directors shall provide for the safe custody of the common seal of the Company.  The common seal when affixed to any instrument (save for a share certificate in accordance with these Articles) shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors.

20.2	A contract may be entered into by the Company as follows:

(a)
a contract that, if entered into by an individual, would be required by law to be in writing and under seal, may be entered into by or on behalf of the Company in writing under the common seal of the Company, or executed by or on behalf of the Company by a director or an authorised agent of the Company, and may be varied or discharged in the same manner;

(b)
a contract that, if entered into by an individual, would be required by law to be in writing and signed, may be entered into by or on behalf of the Company in writing and signed by a person acting under the express or implied authority of the company, and may be varied or discharged in the same manner; and

(c)
a contract that, if entered into by an individual, would be valid although entered into orally, and not reduced to writing, may be entered into orally by or on behalf of the Company by a person acting under the express or implied authority of the Company, and may be varied or discharged in the same manner.

20.3	Notwithstanding the foregoing Article, an instrument is validly executed by the Company as a deed, or an instrument under seal, if it is either:

(a)
sealed with the common seal of the Company and witnessed by a director of the Company and/or such other person who is authorised by the Memorandum or Articles to witness the application of the Company’s seal; or

(b)
expressed to be, or is expressed to be executed as, or otherwise makes clear on its face that it is intended to be, a deed and it is signed by a director and/or by a person acting under the express or implied authority of the Company.

21	Distributions

21.1
Subject to the provisions of the Act, the directors of a Company may, by Resolution of Directors, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of the Company's assets will exceed the Company's liabilities and the Company is able to pay its debts as they fall due.

21.2	No distribution shall be paid on those shares which are held by the Company as treasury shares at the date of declaration of the distribution.

21.3
The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

21.4	If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

21.5
Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

21.6	No distribution shall bear interest against the Company.

22	Company Records

22.1	The Company shall keep records that:

(a)	are sufficient to show and explain the Company's transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

22.2	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of all meetings and all resolutions of members and of classes of members; and

(b)	minutes of all meetings and all resolutions of directors and committees of directors.

Where any such records are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.  Where the place at which any such records is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

22.3
The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed from time to time by law.

22.4
The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

22.5	The Company shall keep the following at the office of its registered agent:

(a)	the Memorandum and Articles of the Company;

(b)	the register of members maintained in accordance with these Articles or a copy of the register of members;

(c)	the register of directors maintained in accordance with these Articles or a copy of the register of directors;

(d)	copies of all notices and other documents filed by the Company in the previous ten years;

(e)	a copy of the register of charges kept by the Company pursuant to Section 162(1) of the Act; and

(f)	an imprint of the common seal.

22.6	Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in the register, notify the registered agent, in writing, of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(c)
Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

22.7	The records, documents and registers required by these Articles shall be open to the inspection of the directors at all times.

22.8
The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except as conferred by the Act or authorised by a Resolution of Directors.

23	Audit

23.1
The directors may by a Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

23.2	The auditor may be a member of the Company but no director or officer shall be eligible during his continuance in office.

23.3
Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

23.4
The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company's audited profit and loss account and/or balance sheet is to be presented.

24	Notices

24.1
Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available) addressed to each member at the address shown in the share register.

24.2
All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

24.3
Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

25	Continuation

The Company may, by a Resolution of Directors or by a Resolution of Members, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

26	Winding Up

26.1
The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due.  A liquidator may, subject to the terms of the Act, be appointed by a Resolution of Directors or by a Resolution of Members.

26.2
If the Company shall be wound up, the liquidator may, in accordance with a Resolution of Members, divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members.  The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

27	Business Combination

27.1
The following provisions 27.2 through 27.5 and Article 13.1(a) and (b) shall terminate upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period."  A "Business Combination" shall mean the acquisition by the Company, whether by merger, share capital exchange, asset or share acquisition or other similar type of transaction, of an operating business ("Target Business"). The "Target Business Acquisition Period" shall mean the period commencing from the effectiveness of the registration statement filed in connection with the initial public offering ("IPO") of the Company’s parent corporation, Alyst Acquisition Corporation, a Delaware corporation (“Alyst”) up to and including the first to occur of (a) a Business Combination; or (b) the Termination Date (defined below).

27.2
Prior to the consummation of any Business Combination, the Company shall submit such Business Combination to its shareholders for approval regardless of whether the Business Combination is of a type which normally would require such shareholder approval under the Act. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Company shall be authorized to consummate the Business Combination; provided that the Company shall not consummate any Business Combination if the holders of 30% or more of the IPO Shares exercise their redemption rights described in Article 27.3 below.

27.3
In the event that a Business Combination is approved in accordance with the above Article 27.2 and is consummated by the Company, any shareholder of the Company holding Ordinary Shares in the IPO ("IPO Shares") who voted against the Business Combination may, contemporaneously with such vote, demand that the Company redeem his IPO Shares into cash. If so demanded, the Company shall, promptly after consummation of the Business Combination, redeem such shares into cash at a per share redemption price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares. "Trust Fund" shall mean the trust account established by Alyst at the consummation of Alyst's IPO and into which a certain amount of the net proceeds of the IPO are deposited.

27.4
In the event that the Company does not consummate a Business Combination by 29 June 2009 (the "Termination Date"), the officers of the Company shall take all such action necessary to liquidate and dissolve the Company as soon as reasonably practicable. In the event that the Company is so wound-up and subsequently liquidated, only the holders of IPO Shares shall be entitled to receive pro rata liquidating distributions and the Company shall pay no liquidating distributions with respect to any other shares of the Company.

27.5
A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Company or in the event he demands redemption of his shares in accordance with Article 27.3 above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 17th day of April 2008.

Incorporator

(Sgd.) Clinton Hempel
_______________________

Clinton Hempel

Authorised Signatory
Maples Finance BVI Limited

Annex 1

ALYST ACQUISITION CORP./CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.
CHINA NETWORKS MEDIA LTD.
CHINA NETWORKS MEDIA, LTD. (CARVE-OUT)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008 AND THE NINE MONTHS ENDED MARCH 31, 2009

The following unaudited pro forma condensed combined financial statements of Alyst Acquisition Corp./China Networks International Holdings Ltd. (“CN Holdings), China Networks Media, Ltd. (“CN Networks”) and China Networks Media, Ltd. (Carve-out) (“CN Media”) give effect to the transaction between the companies as contemplated in the Agreement and Plan of Merger (the “Merger Agreement”) as subsequently amended,  dated August 13, 2008 (“Merger Agreement”) as amended . This agreement provided, among other things, for the redomestication of Alyst from the State of Delaware to the British Virgin Islands (the “Redomestication Merger”) and the merger of a wholly-owned subsidiary of Alyst into CN Networks (the "Business Combination"). On June 24, 2009, the Alyst shareholders approved the Redomestication Merger and the Business Combination and the shareholders of CN Networks approved the Merger Agreement and the Business Combination. In connection with the Redomestication Merger, all of the holders of Alyst common stock outstanding immediately prior to the Redomestication Merger received, on a one-for-one basis, ordinary shares of CN Holdings in exchange for their Alyst common stock, and all units, warrants and other rights to purchase Alyst common stock immediately prior to the Redomestication Merger were exchanged for substantially equivalent securities of CN Holdings at the rate set forth in the Merger Agreement.  The share exchange ratio was 1:1.  As result of the foregoing, CN Networks became a wholly-owned subsidiary of Alyst. In accordance with the revised merger agreement, Alyst paid $7 million to the CN Networks shareholders and issued 2,880,000 shares of its common stock. In addition, in order to secure the necessary favorable vote of its stockholders to allow the merger to proceed, Alyst entered into privately negotiated arrangements with certain of its existing stockholders pursuant to which it repurchased 5,702,384 of its common shares (71% of the shares held by public shareholders) after the closing of the merger for aggregate consideration of  approximately $45 million.  In addition, as part of the merger, the Company purchased 2,146,156 of its public shares from converting shareholders for an aggregate of $16.9 million. As part of the amended merger agreement, among other things, after consummation of the merger, the Company issued to the common shareholders of CN Networks an equal number of shares that were repurchased or converted in the aggregate amount of 7,848,540. Consequently the CN Networks interests own approximately 85% of the common shares outstanding, having clear voting control of the post merged entity. As a result the transaction, CN Networks is considered to be the accounting acquirer and the merger has been accounted for as a reverse merger. Upon consummation of the merger, and as part of the Redomestication merger, the Company changed its name to China Networks International Holdings Ltd.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2008 combines the historical statements of operations of CN Holdings, CN Networks and CN Media giving effect to the acquisition as if it had occurred on July 1, 2007.

The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2009 combines the historical statements of operations of CN Holdings, CN Networks and CN Media giving effect to the acquisition as if it had occurred on July 1, 2008.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of CN Holdings, CN Networks and CN Media giving effect to the transactions described in the merger agreement as if they had occurred on March 31, 2009.

The pro forma adjustments give effect to events that are directly attributable to the transactions discussed below and that have a continuing impact on the operations of CN Holdings and are based on available data and certain assumptions that management believes are factually supportable.  In addition, the effects of the Redomestication Merger have been treated as if it occurred at the beginning of each period for which a pro forma statement of operations is presented and as of the date of the pro forma balance sheet presented below.

The unaudited pro forma condensed combined financial statements described above should be read in conjunction with the historical consolidated financial statements of Alyst for the period August 16, 2006 (Inception) to June 30, 2007  and the year ended June 30, 2008 and the related notes thereto, the historical financial statements of CN Networks for the period March 30, 2007 (Inception) to December 31, 2008 and the unaudited historical financial statements for the three months ended March 31, 2009 and the related notes thereto and the historical special purpose combined carve-out financial statements of CN Media for the years ended December 31, 2007, 2006 and 2005 and in conjunction with the unaudited historical financial statements of Alyst for the three months and nine months ended March 31, 2009 and 2008, the CN Networks consolidated financial statements for the year ended December 31, 2008 and the related notes thereto, the CN Networks unaudited condensed consolidated historical financial statements for the three months ended March 31, 2009 and related notes there to and the unaudited historical financial statements of CN Media for the six months ended December 31, 2008 and the related notes thereto which are contained elsewhere in this proxy statement. The appropriate historical periods derived from CN Networks and CN Media (Carve-out) were added and subtracted to arrive at the appropriate periods included in these pro forma statements of operations. The following table is the derivation of the historical unaudited pro forma condensed combined statement of operations of China Networks, Ltd. (Carve - out) for the twelve months ended June 30, 2008:

	A	B	C	A+B-C
	Six months ended June 30, 2008	Year ended December 31, 2007	Six months ended June 30, 2007	Year ended June 30, 2008
	Historical	Historical	Historical	Derived

Revenues	$8,772,248	$18,987,149	$9,664,794	$18,094,603

Cost or revenue	3,037,439	4,844,541	1,948,853	5,933,127
General and administrative	1,032,904	1,712,931	818,524	1,927,311
Operating income (loss)	4,701,905	12,429,677	6,897,417	10,234,165
Other income	-	28,802	-	28,802
NET INCOME	$4,701,905	$12,458,479	$6,897,417	$10,262,967

CN Networks is a provider of broadcast television advertising services in the People’s Republic of China (“PRC”), operating joint-venture partnerships with PRC state-owned television broadcasters in Kunming and Taiyuan (collectively, “PRC TV Stations”). It manages these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers. CN Networks assists PRC TV Stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station by station basis. It also provides advisory services to PRC TV Stations to help optimize the impact that their program scheduling and content has on their key advertising demographics. CN Networks owns 100% of Advertising Networks Ltd., a Hong Kong holding company that owns the PRC joint-venture partnerships that provide these services to the PRC TV Stations.

In the Business Combination, (upon consummation of the Redomestication Merger) on closing  CN Network shareholders will receive aggregate merger consideration of (i) 2,880,000 shares of CN Holdings ordinary shares and  (ii) an aggregate of $7,000,000 in cash in exchange for their shares of preferred and common stock.  Further, upon the satisfaction of certain financial performance milestones set forth in the Merger Agreement in each of the three years ending after the consummation of the Merger. CN Holdings could be obligated for the payment of additional contingent consideration to the shareholders of CN Networks comprised (i) cash payment of  $3,000,000 and 2,850,000 ordinary shares for year 1, (ii) $3,000,000 and 3,075,000 ordinary shares for year 2, and (iii) 3,075,000 for year 3 of CN Holdings upon the attainment of certain financial milestones in each year, as defined in the Merger Agreement.

In addition, up to approximately $22,110,000 of the potential proceeds from the exercise of the post-merger CN Holdings’ warrants (which are to be issued in exchange for Alyst IPO and insider warrants with similar terms and conditions upon consummation of the Business Combination) would be payable to the holders of ordinary and preferred shareholders of CN Networks. The cash amount payable to these holders upon exercise of the warrants represents up to 66% of the actual cash proceeds to be received upon exercise, if any. For purposes of these unaudited pro forma financial statements, management is unable to determine if and/or when we would receive proceeds from the exercise of these warrants. Therefore, no proceeds on warrant exercises can be assumed and consequently any future payments related to this provision are considered to be contingent purchase price payments.

For purposes of these unaudited pro forma financial statements, we have applied the provisions of Statement of Financial Standards (“SFAS”) No. 141, “Business Combinations”, since the fiscal year of Alyst commenced on July 1, 2008 and the merger would close within this fiscal year (no later than June 29, 2009). Therefore, none of the aforementioned contingent consideration has been included in the total purchase price for CN Networks.

The total merger consideration as of March 31, 2009 determined based upon the pro forma assumptions contained herein is as follows:

Payment to be issued upon closing:
Cash – CN Network Preferred Shareholders	$7,000,000
980,000 shares of Alyst/CN Holdings common stock ($7.86 per share) issuable to CN Network Preferred Shareholders, reflected at par value given the reverse merger	98
1,900,000 shares of Alyst/CN Holdings common stock ($7.86 per share) issuable to CN Network Common Shareholders, reflected at par value given the reverse merger	190
Consideration to selling stockholders on closing	7,000,288
Acquisition and closing costs	2,902,000
Total Purchase Price	9,902,288
Assumption of Bridge Loan Indebtedness	27,991,000
Total Purchase Price, including assumption of indebtedness	$37,893,288

The payments made to purchasers as reflected above have been charged to APIC in the accompanying pro forma balance sheet.

The following are the components of the gross contingent consideration payable in each year assuming the attainment in that year of annual financial performance milestones as defined in the merger agreement, based upon the trust account value per share of $7.865 as of March 31, 2009:

	Total	Year 1	Year 2	Year 3
Cash	$6,000,000	$3,000,000	$3,000,000	$—
Issuance of shares to CN Network holders	70,783,000	22,415,000	24,184,000	24,184,000
Amount	$76,783,000	$25,415,000	$27,184,000	$24,184,000
Shares of common stock	9,000,000	2,850,000	3,075,000	3,075,000

In addition, as described above, up to an additional $22,110,000 would be payable from the exercise of CN Holdings warrant proceeds.

Recent accounting changes

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, will apply to financial statements for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Therefore SFAS No 160 will apply to our post merger consolidated financial statements for our fiscal year beginning July 1, 2009. Had the provisions of SFAS No. 160 been applicable to these unaudited pro forma condensed combined financial statements, then the Noncontrolling interest liability as of March 31, 2009 in the amount of $3,492,052 (to the extent that it is reported as equity in the subsidiaries financial statement) would have been required to be shown within equity, separately from the parent’s equity.  Revenues, expenses, gains, losses, net income or net loss, and other comprehensive income will be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest, which is consistent with the current accounting methodology. However, under the new rules, losses attributable to the parent and the noncontrolling interest in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to the parent and the noncontrolling interest, will be attributed to those interests. That is, the noncontrolling interest will continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

The Unaudited Pro Forma Condensed Combined Financial Statements reflect that the Alyst/CN Holdings acquisition of 100% of CN Networks and CN Media is accounted is considered to be a  reverse merger which is accounted for as a recapitalization of and therefore the assets and liabilities are reflected at their historical cost basis. The cash payment and transaction costs incurred as of March 31, 2009 has been allocated entirely to Goodwill in the amount of $ 9,902,288 (excluding contingent consideration of up to $76,783,000 based upon future operating results and up to $22,110,000 of proceeds from the exercise of CN Holdings warrants). The Redomestication Merger is considered to be a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. It is also contemplated that the Redomestication Merger should have no adverse U.S. federal income tax consequences to the shareholders of Alyst. However, Alyst should recognize taxable gain (but not loss) to the extent (if any) that the fair market value of each of its assets exceeds the adjusted tax basis of such asset at the effective time of the merger for income tax purposes. Since any such gain will be determined based on the value of the relevant Alyst assets at the effective time of the Redomestication Merger for U.S. federal income tax purposes, the amount of such gain cannot be determined at this time.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2009

	Alyst Acquisition Corp./China Networks International Holdings LTD.	China Networks Media, LTD. (CN BVI Company)	Pro Forma Adjustments - actual conversion and transaction		Notes	Pro Forma Combined based upon actual transaction
Assets			Dr	Cr

Current assets:

Cash and cash equivalents	$716,618	$12,941,200	$63,518,925	$71,777,235	1, 3, 4, 5,6, 7	$5,399,508
Cash held in trust account, interest available for working capital and taxes	251,733	-	-	251,733	1	-
Accounts receivable, net		1,447,037	-	-		1,447,037
Receivable from television stations		906,531	-	-		906,531
Other receivables and prepaid expenses	13,807	749,734	-	-		763,541
Loan receivable from related party	-	1,311,111	-	-		1,311,111
Total current assets	982,158	17,355,613	63,518,925	72,028,968		9,827,728

Trust Account:
Cash held in trust account, restricted	63,267,192	-		63,267,192	1	-

Property and equipment, net	-	132,988	-	-		132,988
Intangible assets - Program and Contractual rights	-	27,307,154	-	-		27,307,154
Film library and program inventory	-	2,543,579	-	-		2,543,579
Deferred target acquisition and financing costs	896,861	1,146,886	-	896,861	5	1,146,886
Total assets	$65,146,211	$48,486,220	$63,518,925	$136,193,021		$40,958,335

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2009

	Alyst Acquisition Corp./China Networks International Holdings LTD.	China Networks Media, LTD and Subsidiaries	Pro Forma Adjustments - no conversion		Notes	Pro Forma Combined-no conversion
Liailities and Stockholders' Equity (Deficit)			Dr	Cr

Current liabilities:

Accounts payable	-	598,694	-	-		$598,694
Due to television stations	-	15,210,862	-	-		15,210,862
Customer deposits	-	292,047	-	-		292,047
Accrued and other expenses	741,483	3,261,760	960,000	-	4	3,043,243
Accrued interest	-	1,791,468				1,791,468
Due to related party	-	503,442		-		503,442
Notes payable, net	-	-	-	-		-
Total current liabilities	741,483	21,658,273	960,000	-		21,439,756

Notes payable, net	-	23,231,039				23,231,039
Deferred tax liabilities	-	678,374				678,374
Common stock, subject to possible conversion, 2,413,319 shares at conversion value	18,980,148	-	18,980,148	-	2	-
Total liabilities	19,721,631	45,567,686	19,940,148	-		45,349,169

Non-Controlling Interest	-	3,492,052	-	-		3,492,052

Stockholders’ equity:
Preferred stock	-	490	490	-	5	-
Common stock	738	950	950	554	2,3,5,6	1,292
Additional paid-in capital	44,246,378	3,951,599	11,168,861	21,425,498	2,3,5,6	58,454,614
Retained earnings (deficit)	1,177,464	(4,470,210)	1,177,464	-	5	(4,470,210)
Treasury stock	-	-	61,812,235	-	2,6	(61,812,235)
Accumulated other comprehensive income	-	(56,347)	-	-		(56,347)
Total stockholders’ equity	45,424,580	(573,518)	74,160,000	21,426,052		(7,882,886)
Total liabilities and stockholders’ equity	$65,146,211	$48,486,220	$94,100,148	$21,426,052		$40,958,335

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
March 31, 2009

Balance Sheet pro forma notes

Note 1	To reflect release of cash held in trust
	Increase	Cash and cash equivalents	$63,518,925
	Decrease	Cash held in trust account, interest available for working capital and taxes	(251,733)
	Decrease	Cash held in trust account- restricted	(63,267,192)

Note 2	To reinstate coversion liability upon merger consummation and record payment to converting shareholders
	Increase	Treasury stock	$16,850,235
	Decrease	Cash	(16,850,235)
	Decrease	Common stock subject to conversion	18,980,148
	Increase	Par Value	(241)
	Increase	Additional paid-in capital (“APIC”)	(18,979,907)

Note 3	To record additional underwriters compensation payable in 253,488 common shares upon consummation of merger
	Decrease	APIC	$1,267,000
	Increase	Par Value	(25)
	Increase	APIC	(1,266,975)

Note 4	To record contractual payment of bridge loan placement fee for CN Network on consummation of merger
	Decrease	Accrued expenses	$960,000
	Decrease	Cash	(960,000)

Note 5	To record Purchase Price consideration to be paid on closing and recapitalization:
	Decrease	Retained earnings	$1,177,464
	Increase	APIC	7,000,000
	Decrease	Cash	(7,000,000)
	Increase	Common Stock – CN Holdings	(288)
	Decrease	Common Stock - China Networks Media	950
	Decrease	Preferred Stock – China Networks Media	490
	Increase	APIC	(1,178,616)
	Decrease	APIC	896,861
	Decrease	Deferred fees target acquisition costs	(896,861)

Note 6	Repurchase subsequent to merger consummation of 5,702,384 IPO common shares as agreed upon prior to merger, and issuance of an
	Equal number of shares at par to China Networks original holders
	Increase	Treasury shares	$44,962,000
	Decrease	Cash	(44,961,430)
	Increase	Par value	(570)

Note 7	To record estimated contractual additional deal costs to be incurred in the period from November 1, 2008 to the merger closing date
	Decrease	APIC	2,005,000
	Decrease	Cash	(2,005,000)
(a)	These estimated additional deal costs include legal and accounting - $1,000,000; investment banking fees - $880,000; and printing and other - $125,000.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Nine Months Ended March 31, 2009

	Alyst Acquisition Corp./China Networks International Holdings LTD.	China Networks Media, LTD. (CN BVI Company)	China Networks Media, LTD. (Carve-Out)	Pro Forma Adjustments - no conversion		Notes	Pro Forma Combined-no conversion
				Dr	Cr

Revenue, net	$-	$9,306,695	$4,890,942	$-	$-		$14,197,637

Cost or revenue	-	1,916,096	1,060,955	-	-		2,977,051
General and administrative - including transation costs	537,452	4,434,304	1,435,412	-	14,281	F	6,392,887

Operating income (loss)	(537,452)	2,956,295	2,394,575	-	(14,281)		4,827,699
Other income (expense):
Interest income -	567,272	146,767	-	567,272	-	C	146,767
Interest (expense)		(4,728,620)	-	-	-		(4,728,620)
Other	-	(34,966)	-	-	-		(34,966)
Total other income (expense), net	567,272	(4,616,819)	-	(567,272)	-		(4,616,819)
Income (loss) before noncontrolling interest	29,820	(1,660,524)	2,394,575	(567,272)	(14,281)		210,880
Non-controlling interest	-	(2,543,555)	(1,197,288)	-	387,517	G	(3,353,326)
Net income (loss) before income taxes	29,820	(4,204,079)	1,197,287	(567,272)	(401,798)		(3,142,446)
Benefit (provision) for income taxes	(38,848)	(1,466,841)	-	599,000	38,848	B,F	(2,065,841)
Total income tax benefit (expense)
NET INCOME (LOSS)	$(9,028)	$(5,670,920)	$1,197,287	$(1,166,272)	$440,646		$(5,208,287)

Pro forma weighted average common shares outstanding:
Basic	7,381,081			2,146,156	7,692,963	2, H	12,927,888
Diluted	7,381,081			2,146,156	11,135,228	H	16,370,153

Pro forma income per common share:
Basic							$(0.40)
Diluted							$(0.32)
Pro forma book value per common share							$0.16

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended June 30, 2008

	Alyst Acquisition Corp.	China Networks Media, LTD. (CN BVI Company)	China Networks Media, LTD. (Carve-Out)	Pro Forma Adjustments - no conversion		Notes	Pro Forma Combined-no conversion
				Dr	Cr

Revenues, net	$-	$-	$18,094,603	$-	$-		$18,094,603

Cost or revenue			5,933,127	896,000	-	A	6,829,127
General and administrative and amortization	319,003	128,152	1,927,311	-	52,175	F	2,322,291
Operating income (loss)	(319,003)	(128,152)	10,234,165	(896,000)	(52,175)		8,943,185
Other income (expense):
Interest income	2,426,933	-	-	2,426,933	-	C	-
Interest (expense)	-	-	-	3,535,000	-	C	(3,535,000)
Other	-	-	28,802	-	-		28,802
Total other income (expense), net	2,426,933	-	28,802	(5,961,933)	-		(3,506,198)
Income (loss) before non-controlling interest	2,107,930	(128,152)	10,262,967	(6,857,933)	(52,175)		5,436,987
Non-controlling interest	-	-	-	3,848,000	-	D	(3,848,000)
Net income (loss) before income taxes	2,107,930	(128,152)	10,262,967	(3,009,933)	(52,175)		1,588,987
Benefit (provision) for income taxes	(951,394)	-	-	2,566,000	951,394	F	(2,566,000)

NET INCOME (LOSS)	$1,156,536	$(128,152)	$10,262,967	$(443,933)	$899,219		$(977,013)

Pro forma weighted average common shares outstanding:
Basic	7,381,081			2,146,156	7,692,963	2, H	12,927,888
Diluted	7,381,081			2,146,156	11,007,297	2, H	16,242,222

Pro forma income per common share:
Basic							$(0.08)
Diluted							$(0.06)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
June 30, 2008 and March 31, 2009

Income Statement Pro Forma Notes to Pro Forma Statements of Operations for the year ended June 30, 2008 and nine months ended March 31, 2009

Assuming no conversions:
			Nine months ended March 31, 2009		Year ended June 30, 2008
Note A	To record amortization – program and contract rights
	Expense	General and administrative and amortization		$0		$896,000
Note B	To record estimated PRC income tax provision on carve-outs
	Expense	Income tax expense		$599,000		$2,566,000
Note C	To adjust interest income for impact on application towards merger
	Expense	Interest income	$	*567,272	$	**2,426,933
	Expense	Interest expense and loan cost amort				***3,535,000

			Nine months ended March 31, 2009	Year ended June 30, 2008

*	Reduction of interest income on trust account for the period per Alyst historical financial statements

	Interest income on trust account for the period per Alyst historical financial statements		$567,272	$2,426,933

	Cash assumed to be expended on Business Combination -
	Contractual payment to sellers - assumed at beginning of period	$7,000,000
	Redemption of converting shares	16,878,978
	Repurchase of NVBO shares	44,962,000
	Bridge Loan Payment - fees on closing	960,000
	Closing costs and fees	2,005,000
		$71,805,978

	Approximate trust account balance	$63,267,000

	% of total trust account allocated to Business Combination	100%

	Estimated reduction to interest income resulting from payment of purchase price		$567,272	$2,426,933

**	Assumed interest expense and loan costs, if Bridge Loan was consummated at beginning of earliest period, July 1, 2007
				Nine months ended March 31, 2009	Year ended June 30, 2008
	Interest rate		10%
	Loan		$27,990,200
	Per annum interest (including estimate of accretion of debt discount)		2,799,000

	Debt Issuance costs assuming closing of Business Combination	$2,613,765
	Amount allocated to preferred shares and charged to Additional paid-in capital	(406,902)

	Deferred loan costs to be amortized to expense	$2,206,863
	Contractual life of loan in years	3
	Annual estimated amortization		736,000
	Interest expense and financing cost			(a)	$3,535,000

	(a) No adjustment required - actual amounts included in historical results of operations.

Note D	To reflect Non Controlling interest expense associated with carved out entities on earnings of merger
Expense	Non controlling interest expense	$	$3,848,000

	Note D - details of calculation:

***	Calculation of Non controlling interest expense

	China Networks Media, LTD (Carve out) Operating income before non controlling interest expense	$10,262,967
	Less: PRC Enterprise income tax expense at 25%	(2,566,000)
	Net income pre non controlling interest	$7,696,967

	Non controlling interest associated with joint ventures at 50%		(a)	$3,848,000

	(a) No adjustment required - actual amounts included in historical results of operations.

Note E	Not used

Note F	To eliminate income tax provision assuming status BVI entity
	Income	General and Administrative	$(14,281)	$(52,175)
	Income	Income Tax Provision	$(38,848)	$(951,394)

Note G

The following is the derivation of the combined pro forma Non-controlling interest expense for the nine month period ended March 31, 2009. The Noncontrolling interest, as calculated below, arises from the joint venture related operations conducted in the PRC, and does not apply to China Networks Media (CN BVI Company and certain other non-joint venture entities). Further, the trustee company, through the joint ventures with PRC TV Stations (JV Ad Cos), generates income from the sale of television advertising spots. The trustee company is controlled by China Networks Media through a series of contractual relations (including an exclusive service arrangement, loan agreement with the trustee and share purchase options). The 50% Non-controlling interest is determined by the application of a 50% contractual rate to income before income taxes of the joint venture entities as determined under PRC GAAP. Under the exclusive service fee arrangement, China Networks Media has the ability to determine the profits (if any) to be retained by Hetong through a service fee. As such, 50% of the registered capital, results of operations and retained earnings of the JV AD Cos is allocated to the non-controlling interest. As a result of the foregoing, the combined proforma Non-controlling interest differs from the 50% relationship that is applied to the joint venture operations.

	A	B	C	A+B+C=D	E
	China Networks Media LTD. (CN BVI Company and non-joint venture entities)	CN Joint Ventures (Ad Cos. and Tech Cos.) Actual results 9 mos ended 3.31.09	Trustee company Actual results 9 mos ended 3.31.09	Consolidated China Networks Media, LTD. 9 mos ended 3.31.09	Carve-out results of Kunming and Yellow River TV Stations Advertising Centers 7.1.08 – 12.31.08
Income (loss) before non-controlling interest	$(5,786,866)	$4,312,075	$(185,733)	$(1,660,524)	$2,394,575
Percentage of Non-Controlling interest	0%	50%	0%		50%
Non-controlling interest – proforma basis	$0	$(2,156,038)	$0	$(2,156,038)	$(1,197,288)
Non-controlling interest – historical basis	$0	$(2,543,555)	$0	$(2,543,555)	$(1,197,288)
Note G – Proforma reduction of non-controlling interest		$387,517	$0	$387,517	$0

Note H

Determination of additional shares that would have been required to be issued and the resulting pro forma common shares outstanding as of June 30, 2008 and March 31, 2009:

Reconciliation of weighted average common shares outstanding - June 30, 2008

	Without Contingent Consideration		With Contingent Consideration
	Basic	Diluted	Basic	Diluted

Shares outstanding, June 30, 2008	9,794,400	9,794,400	9,794,400	9,794,400
Less:conversion actual conversion shares	(2,146,156)	(2,146,156)	(2,146,156)	(2,146,156)
Add: shares issuable to CN Media interests	2,146,156	2,146,156	2,146,156	2,146,156
Shares issued – underwriter’s deferred compensation	253,488	253,488	253,488	253,488
Shares issued - merger consideration on closing	2,880,000	2,880,000	2,880,000	2,880,000
Fully diluted - before contingent consideration	12,927,888	12,927,888	12,927,888	12,927,888
Dilutive shares issuable based upon the application of the treasury stock method with respect to dilutive Alyst warrants outstanding		3,314,334		3,314,334

Shares issued - purchase price - contingent consideration			9,000,000	9,000,000
Assuming no conversion	12,927,888	16,242,222	21,927,888	25,242,222

Note Reference	H	H

Reconciliation of weighted average common shares outstanding - March 31, 2009

	Without Contingent Consideration		With Contingent Consideration
	Basic	Diluted	Basic	Diluted

Shares outstanding, June 30, 2008	9,794,400	9,794,400	9,794,400	9,794,400
Less:conversion actual conversion shares	(2,146,156)	(2,146,156)	(2,146,156)	(2,146,156)
Add: shares issuable to CN Media interests	2,146,156	2,146,156	2,146,156	2,146,156
Shares issued – underwriter’s deferred compensation	253,488	253,488	253,488	253,488
Shares issued - merger consideration on closing	2,880,000	2,880,000	2,880,000	2,880,000
Fully diluted - before contingent consideration	12,927,888	12,927,888	12,927,888	12,927,888

Dilutive shares issuable based upon the application of the treasury stock method with respect to dilutive Alyst warrants outstanding		3,442,265		3,442,265

Shares issued - purchase price - contingent consideration			9,000,000	9,000,000
Assuming no conversion	12,927,888	16,370,153	21,927,888	25,370,153

Note Reference	H	H